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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
       12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
          to File Reports Under Section 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 0-27104

                        YIELDUP INTERNATIONAL CORPORATION
             (Exact name of registrant as specified in its charter)

         117 EASY STREET, MOUNTAIN VIEW, CALIFORNIA 94043,(650) 964-0100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [x]            Rule 12h-3(b)(1)(i)       [x]
      Rule 12g-4(a)(1)(ii)      [ ]            Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(2)(i)       [ ]            Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(ii)      [ ]            Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]


         Approximate number of holders of record as of the certification or notice date: One

         Pursuant to the requirements of the Securities Exchange Act of 1934 YieldUP International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

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DATE: October 21, 1999                               BY:          /s/ Benno G. Sand
                                                             ----------------------------------------------------------
                                                             Benno G. Sand, Vice President, Chief Administrative
                                                             Officer and Secretary, BMI International, Inc., successor
                                                             by merger to YieldUP International Corporation
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Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.